EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer

Brigus Gold Corp.
1969 Upper Water Street, Suite 2001
Purdy's Wharf Tower II
Hallifax, Nova Scotia   B3J 3R7

ITEM 2.	Date of Material Change

October 5, 2011.

ITEM 3.	Press Releases

Press release in the form of Schedule A attached hereto was disseminated on October 5, 2011 via Business Wire news service.

ITEM 4.	Summary of Material Change

Brigus Gold Corp. (“Brigus” or the “Company”) (TSX and NYSE Amex: BRD) has announced the results from a recent independent Technical Report (the ‘Report’) on its wholly owned Goldfields development project in northern Saskatchewan.  The Report, prepared by March Consulting Associates Inc., is a pre-feasibility study which indicates a Net Present Value (NPV) of $144.3 million at a 5% discount rate with an internal rate of return (IRR) of 19.6% assuming a gold price of $1,250 per ounce.

Brigus retained Wardrop, a Tetra Tech company, to complete the updated resource estimate for the Box and Athona deposits.  The Report was prepared in compliance with the Canadian National Instrument 43-101 (NI 43-101) and will be filed with SEDAR and posted on the Company website within seven days.

Report Highlights:

•
Mine life of 13 years (including both Box and Athona deposits) based on existing reserves of 1,020,000 ounces of gold at an average gold grade of 1.97 grams per tonne (gpt) over the first 7 years and 1.42 gpt over the life of the mine.

•	Processing rate of 1,825,000 tonnes per year (5,000 tonnes per day (tpd)) and a recovery rate of 91% for the Box deposit and 89% for the Athona deposit.
•	Average cash operating costs of $601 per ounce with a break-even gold price of approximately $1,000 per ounce.
•	Capital costs of approximately $160 million (leased mining fleet not included).
•	NPV of $144.3 million at a 5% discount rate with an IRR of 19.6% and a payback period of five years assuming a gold price of $1,250 per ounce.
•	At $1,500 per ounce of gold, the NPV for the project increases to $300 million with an IRR of 32%.
•	Average annual production of approximately 100,000 ounces per year during the first seven years.
•	The Environmental Impact Statement (EIS) has been submitted and approved. Therefore no permitting delays are anticipated.

Form 51-102F3	Page 2

ITEM 5.	Full Description of Material Change

See Schedule A attached.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

Not applicable.

ITEM 8.	Executive Officer

The following officers of the Company may be contacted for further information:

Jennifer Nicholson
Vice President Investor Relations
Phone:             (902) 422-1421
Email:              jnicholson@brigusgold.com

ITEM 9.	Date of Report

This report is dated this 5th of October, 2011.

Schedule A

October 05, 2011 07:30 AM Eastern Daylight Time

Brigus Gold Provides Updated Technical Report on Goldfields Project

HALIFAX, Nova Scotia—(BUSINESS WIRE)—Brigus Gold Corp. (“Brigus” or the “Company”) (NYSE Amex: BRD) (TSX: BRD) is pleased to report results from a recent independent Technical Report (the ‘Report’) on its wholly owned Goldfields development project in northern Saskatchewan. The Report, prepared by March Consulting Associates Inc., is a pre-feasibility study which indicates a Net Present Value (NPV) of $144.3 million at a 5% discount rate with an internal rate of return (IRR) of 19.6% assuming a gold price of $1,250 per ounce.

Brigus retained Wardrop, a Tetra Tech company, to complete the updated resource estimate for the Box and Athona deposits. The Report was prepared in compliance with the Canadian National Instrument 43-101 (NI 43-101) and will be filed with SEDAR and posted on the Company website within seven days.

Report Highlights:

•
Mine life of 13 years (including both Box and Athona deposits) based on existing reserves of 1,020,000 ounces of gold at an average gold grade of 1.97 grams per tonne (gpt) over the first 7 years and 1.42 gpt over the life of the mine.

•	Processing rate of 1,825,000 tonnes per year (5,000 tonnes per day (tpd)) and a recovery rate of 91% for the Box deposit and 89% for the Athona deposit.

•	Average cash operating costs of $601 per ounce with a break-even gold price of approximately $1,000 per ounce.

•	Capital costs of approximately $160 million (leased mining fleet not included).

•	NPV of $144.3 million at a 5% discount rate with an IRR of 19.6% and a payback period of five years assuming a gold price of $1,250 per ounce.

•	At $1,500 per ounce of gold, the NPV for the project increases to $300 million with an IRR of 32%.

•	Average annual production of approximately 100,000 ounces per year during the first seven years.

Form 51-102F3	Page A2

•	The Environmental Impact Statement (EIS) has been submitted and approved. Therefore no permitting delays are anticipated.

Mineable Reserves for Box and Athona Deposits

	Ore (t)	Grade (gpt)	Gold (oz)	Waste (t)
Box Mine
Proven + Probable	16,502,247	1.508	800,000	75,228,132

Athona Deposit
Proven + Probable	5,830,798	1.172	220,000	6,423,778

Total	22,333,045	1.420	1,020,000	81,651,910

The Goldfields Project includes 22,333,045 tonnes of ore at an average gold grade of 1.420 gpt for a total of 1,020,000 ounces of gold.  Total waste rock moved from the project is 81,651,910 tonnes over the 13 year life of mine (LOM) resulting in a strip ratio of 4.56 at Box and 1.10 at Athona.

Mill feed is planned at 1,825,000 tonnes per year for a 5,000 tonne per day average throughput. During the first seven years, gold production will average 100,000 ounces per year with an overall gold recovery of 91% for the Box deposit and 89% for the Athona deposit.

Capital Cost Estimate

	Description	Total Capital ($000s)
Directs	Infrastructure	$44,535
	Mine	$12,956
	Mill	$44,838
	Subtotal	$102,329
Indirects	Construction Indirects	$27,379
	Freight Indirects	$5,249
	Owners Costs	$5,119
	Subtotal	$37,747
Contingency	Contingency	$19,159
	Subtotal	$19,159
	Total Capital Cost	$159,235

Form 51-102F3	Page A3

Summary of Operating Costs

Description	BOX		ATHONA		LG STOCKPILE RECOVERY
	$/t milled	$/t mined	$/t milled	$/t mined	$/t milled	$/t mined
Mine	$14.47	$2.60	$4.15	$1.97	$0.73	$0.73
Mill	$10.70	-	$10.70	-	$10.70	-
G&A	$4.99	-	$4.70	-	$3.94	-
Total Operating Cost - Purchase	$30.17	-	$19.55	-	$15.37	-
Equipment / Facility Lease Costs	$4.07		$0.41
Total Operating Cost - Lease	$34.24		$19.96		$15.51

While completing the pre-feasibility study, Brigus has continued exploration and definition drilling on the Goldfields property as well as confirmatory metallurgical sampling and geotechnical investigations. This additional work is expected to enhance the resource and the economics of the project.  The ore body is open at depth with the possibility of future upside through underground mining.

Brigus remains focused on establishing steady state production levels at its Black Fox operation and potential near term expansion from new discoveries within the Black Fox Complex.  Once Black Fox has reached its steady state production level in excess of 25,000 ounces of gold per quarter, Brigus will make a decision on the development of the Goldfields Project.

Qualified Persons

The Qualified Persons who reviewed the technical information of this news release were Richard Allan, P.Eng., Chief Operating Officer for Brigus, Cliff Lusby, P.Eng., Principal Mine Engineer Associate and Kyle Krushelniski, P.Eng., Senior Project Manager, on behalf of March Consulting Associates Inc.

About Brigus

Brigus is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions.  The Company operates the wholly owned Black Fox Mine and Mill in the Timmins gold district of Ontario, Canada.  The Black Fox Complex encompasses the Black Fox Mine and adjoining properties, all in the Township of Black River - Matheson, Ontario, Canada. Brigus is also advancing its Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits.  In Mexico, Brigus has a letter of intent to sell 75% of its Ixhuatan silver-gold project located in the state of Chiapas. In the Dominican Republic, Brigus has signed an agreement to sell its remaining interests in three mineral exploration projects.

Form 51-102F3	Page A4

Cautionary and Forward-Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve risk, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.  All statements regarding the ability of the Company to achieve targeted gold production at its Black Fox Mine, including underground production, and cash costs, mill expansion results, meet capital construction schedules and costs, and the continuation of a rising gold price are forward-looking statements and estimates that involve various risks and uncertainties.  This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the issue of permits, the size and quality of the Company's mineral resources, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, and the financial results of the Company.

Important factors that could cause actual results to differ materially from these forward-looking statements include environmental risks and other factors disclosed under the heading “Risk Factors” in Brigus Gold’s most recent Annual Information Form and Management Discussion and Analysis filed under the Company’s name at www.sedar.com and annual report on Form 40-F filed with the United States Securities and Exchange Commission at www.sec.gov as well as elsewhere in Brigus’ documents filed from time to time with the Toronto Stock Exchange, the NYSE Amex Equities, the United States Securities and Exchange Commission and other regulatory authorities. All forward-looking statements included in this news release are based on information available to the Company on the date hereof.  The Company assumes no obligation to update any forward-looking statements, except as required by applicable securities laws.

Contacts

Brigus Gold Corp.
Jennifer Nicholson, CA
Vice President Investor Relations
Phone: (902) 422-1421
Email: jnicholson@brigusgold.com